UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number: 0-50832

Vermilion Energy Trust

(Exact name of registrant as specified in its charter)

2800, 400 - 4th Avenue S.W., Calgary, Alberta, Canada T2P 0J4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .
On May 8, 2007 Vermilion Energy Trust (“Vermilion”) announced that its wholly owned subsidiary, Vermilion Oil & Gas Australia Pty Ltd. ("Vermilion Australia"), has exercised its preemptive right to acquire the interest held by Wandoo Petroleum Pty Ltd. (“WPP”) in the Wandoo Field, subject to regulatory approvals. On April 24, 2007 ARC Energy Limited (“ARC”), a publicly listed Western Australia based petroleum production and exploration company, announced the acquisition of a package of assets from WPP, including WPP’s interest in the Wandoo Field. Vermilion is exercising a Right of First Refusal (ROFR) activated by ARC’s offer.

This document is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERMILION ENERGY TRUST

By:	/s/ Curtis W. Hicks
Curtis W. Hicks
Executive Vice President and Chief Financial Officer
Date: May 8, 2007

Exhibit A

Press Release May 8, 2007
Vermilion Energy Trust - Wandoo Acquisition

Vermilion Energy Trust (“Vermilion”) announced today that its wholly owned subsidiary, Vermilion Oil & Gas Australia Pty Ltd. ("Vermilion Australia"), has exercised its preemptive right to acquire the interest held by Wandoo Petroleum Pty Ltd. (“WPP”) in the Wandoo Field, subject to regulatory approvals. On April 24, 2007 ARC Energy Limited (“ARC”), a publicly listed Western Australia based petroleum production and exploration company, announced the acquisition of a package of assets from WPP, including WPP’s interest in the Wandoo Field. Vermilion is exercising a Right of First Refusal (ROFR) activated by ARC’s offer.

As WPP holds a 40% interest in the Wandoo Field, on completion of the acquisition, Vermilion Australia will hold a 100% operated interest in the field. The acquisition has an effective date of January 1, 2007 with closing expected to occur in June of 2007, subject to regulatory approvals. The value of the transaction is US$125.4 million or approximately C$140 million, subject to normal closing adjustments and will be financed using existing credit facilities.

Based on current production from the Wandoo Field, the transaction would increase Vermilion’s production at the closing date by approximately 3,000 boe/d. Proved reserves associated with this interest as of January 1, 2007 were 7.7 million barrels of oil and proved plus probable reserves were 10.1 million barrels of oil, based on the 2006 year-end reserve evaluation report prepared for Vermilion by GLJ Petroleum Consultants Ltd. (GLJ).

Vermilion views the Wandoo Field as a strategic, long-life asset, and this acquisition coincides with Vermilion’s goal to control and operate 100% of its properties. Following this acquisition Vermilion’s operatorship firm-wide will exceed 90%.

Vermilion Energy Trust focuses on the acquisition, development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion achieves value creation through the execution of asset optimization programs and strategic acquisitions. Vermilion also exposes its unitholders to significant upside opportunities while limiting capital risk. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN

This press release contains forward-looking financial and operational information including debt levels, production and capital expenditure projections. These projections are based on the Trust’s expectations and are subject to a number of risks and uncertainties that could materially affect the results. These risks include, but are not limited to, future commodity prices, exchange rates, interest rates, geological risk, reserves risk, political risk, product demand and transportation restrictions.

For further information please contact:
Paul Beique, Director Investor Relations
2800, 400 - 4th Avenue S.W. Calgary, Alberta T2P 0J4
Phone: (403) 269-4884 Fax: (403) 264-6306 IR Toll Free: 1-866-895-8101
www.vermilionenergy.com